Filed Pursuant to Rule 424(b)(3)
Registration No. 333-180356

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 2 DATED APRIL 28, 2016
TO THE PROSPECTUS DATED APRIL 14, 2016
This document supplements, and should be read in conjunction with, our prospectus dated April 14, 2016, as supplemented by Supplement No. 1 dated April 14, 2016. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose our entry into a letter agreement with our advisor and our operating partnership and a related update to our risk factors.

Agreement Regarding Certain Expense Reimbursements

The following information should be read in conjunction with, and updates and supplements as appropriate, the disclosures contained in our prospectus.
On April 25, 2016, we entered into a letter agreement with our operating partnership and our advisor, which we refer to as the letter agreement, regarding our obligations to make certain expense reimbursements payable pursuant to our advisory agreement and our expense support agreement. The letter agreement provides, in part, that our obligations to reimburse expenses under our expense support agreement are suspended until the first calendar month following the month in which we reach $500 million in offering proceeds from our ongoing public and private offerings, which we refer to as the ESA commencement date. We currently owe $8,950,000 to our advisor under our expense support agreement. Following the ESA commencement date, we will begin to make monthly reimbursement payments to our advisor in the amounts of $416,667 for the first 12 months and $329,166 for the second 12 months, subject to monthly reimbursement payment limitations described in the letter agreement. In addition, pursuant to the letter agreement, if our advisor is serving as our advisor at the time that we or our operating partnership undertake a liquidation, our remaining obligations to reimburse our advisor for certain unpaid organizational and offering expense reimbursements under our advisory agreement and the unpaid reimbursements under our expense support agreement shall be waived.
Update to our Risk Factors
The following risk factor hereby replaces the final risk factor on page 35 of the “Risk Factors - Risks Related to an Investment in Our Shares” section of our prospectus:

Repurchases of shares under our share redemption plan may be dilutive to our remaining stockholders.

Pursuant to our advisory agreement and our expense support agreement, we have delayed reimbursing our advisor for certain organization, offering and operating costs that have been incurred by our advisor under our our expense support agreement until we reach $500 million in gross offering proceeds from our offerings. In addition, we continue to reimburse our advisor for certain deferred organization and offering costs under our advisory agreement. We refer to these amounts as the deferred reimbursable amounts. Because the deferred reimbursable amounts are not immediately reflected in our NAV calculation and will not be reflected in our NAV calculation until such amounts are reimbursed to our advisor, stockholders from whom we repurchase shares before reimbursement of the deferred reimbursable amounts may have their shares repurchased at a higher NAV than would otherwise apply if all of the unpaid deferred reimbursable amounts were deducted from our assets when calculating our NAV. As a result, repurchases of shares pursuant to our share redemption plan that occur before all deferred reimbursable amounts are reimbursed by us and reflected in our NAV calculation may be dilutive to our remaining stockholders when such reimbursements are made to our advisor.